Exhibit 3

MASTER AGREEMENT FOR EQUITY OPTIONS

UBS AG

Date:	May 1, 2015

To:	Salt Pond Holdings LLC PO Box 25437 Christiansted, VI 00824-1437

In connection with transactions between you (the “Counterparty”) and UBS AG (“UBS”) in over-the-counter derivatives (“Options"), we are pleased to offer you this Master Agreement for Equity Options (this “Master Agreement”), dated as of the date shown above.  Unless otherwise stated in the confirmation of a transaction, UBS AG, London Branch (the “Transacting Branch”) will be your counterparty for all Options.  UBS Securities LLC (the “Agent”), will act as agent for both the Transacting Branch and for you in arranging and facilitating Option transactions.  At the same time you execute this Master Agreement with us, you will enter into a Pledge and Security Agreement with us and others (the “Security Agreement”) and a related Representation Letter Regarding Underlying Shares (the “Representation Letter”).  This Master Agreement, all Confirmations hereunder, the Representation Letter, and the Security Agreement shall form a single agreement between us (collectively referred to as this “Agreement”).

1.           Transactions in Options.  Each Option that you enter into with us, whether before or after the date of this Agreement, shall be governed by and form part of this Agreement.

2.           Confirmation.  Within 3 Business Days of entering into any Option, we will deliver to you a written summary of the Option transaction (the “Trade Summary”).  Thereafter, we will confirm the economic and other terms of such Option in a written Confirmation (the “Confirmation”).  We may request that you fax or mail the Confirmation back to us with your signature indicating acceptance.  In the event of a conflict between any provisions of this Master Agreement or any Trade Summary and any Confirmation, the Confirmation will prevail for purposes of the Option to which that Confirmation relates.

3.           Premium.  The premium due in respect of each Option (the “Premium”) shall be paid by the Buyer to the Seller on the Premium Payment Date specified in the Confirmation for such Option (or if such day is not a Business Day, the next Business Day).  If the Buyer fails to pay the Premium on the required date, the Seller may, as it chooses, (i) cancel the Option by written notice to the Buyer and recover from the Buyer all costs and losses in respect of the canceled Option (determined in the manner provided in Section 9 hereof) or (ii) charge interest on the unpaid amount at the Default Rate.

4.           Exercise/Option Style.

4.1.           If an Option is designated as “American” in the relevant Confirmation, the Buyer may exercise such Option on any Exchange Business Day up to and including the Expiration Date, but no later than the Expiration Time on the Expiration Date.  If an Option is designated as “European” in the relevant Confirmation, the Buyer may exercise such Option only on the Expiration Date and no later than the Expiration Time.  In either case, to exercise an Option the Buyer must give notice of exercise by telephone to the Seller at the number specified in the Confirmation.  A notice of exercise given later than 2:00 p.m., New York time, on a day other than the Expiration Date shall be deemed given at 9:00 a.m., New York time, on the next Exchange Business Day.  A notice of exercise, or of non-exercise, received by the Seller after the Expiration Time on the Expiration Date shall have no effect.

4.2.           An unexercised Option shall be deemed to be automatically exercised at the Expiration Time on the Expiration Date if the Option is In-the-Money at such time as determined by UBS in a commercially reasonable manner, unless (in the case of a physically-settled Option only (other than any Option that secures any other obligations of the Counterparty)) the Buyer notifies the Seller (by telephone or in writing) prior to such time that it does not wish automatic exercise to occur.

5.           Settlement.

5.1.           Settlement of an exercised Option shall occur on the Settlement Date.  On the Settlement Date each party shall deliver to the other party the cash (in same-day funds) or securities it is required to deliver under the terms of the Option on a delivery versus payment basis.  If a party reasonably doubts that the other party will make its delivery in time, such party may suspend its own delivery until the other party has given adequate assurances that it will deliver.

5.2.           If an Option is stated to be “Cash Settled” in the Confirmation for that Option, we will calculate the Reference Price and the Cash Settlement Amount in a commercially reasonable manner.  Seller shall pay to Buyer the Cash Settlement Amount, if any, on the Settlement Date.

5.3.           If an Option is stated to be “Physically Settled” in the Confirmation for that Option, on the relevant Settlement Date, (a) in the case of a Call Option, (i) Buyer will pay to Seller a dollar amount equal to the product of (x) the number of Underlying Shares specified in the Confirmation to which the Option exercise relates (as such number may be adjusted from time to time pursuant to Section 13 hereof or the terms of such Confirmation) and (y) the Call Strike Price specified in the relevant Confirmation and (ii) Seller will deliver to Buyer such number of Underlying Shares, and (b) in the case of a Put Option, (i) Buyer will deliver to Seller the number of Underlying Shares specified in the relevant Confirmation and (ii) Seller will pay to Buyer a dollar amount equal to the product of (x) such number of Underlying Shares and (y) the Put Strike Price specified in the relevant Confirmation.  Such payment and such delivery will be made on the relevant Settlement Date to the accounts specified in the related Confirmation and, if possible, on a delivery versus payment basis.  Any stamp duty or similar tax or charge shall be borne by the party that would bear it in a corresponding regular way trade according to normal practice on the Exchange.

6.           Assignment.  Neither party may assign, resell, transfer, pledge, create a charge over or grant a security interest in this Agreement or in any Option, except that we may transfer this Agreement and all outstanding Options as a whole to any other branch or affiliate of UBS AG and you may grant (but only with the prior consent of UBS) a security interest in any Option with respect to which we are the Seller to secure your obligations under any loan made by another branch or affiliate of UBS AG or a third party lender, if, in each case, as a result of such transfer or grant, as the case may be, (a) it does not become unlawful for either party to perform any obligation under this Agreement; (b) neither party is required to deduct or withhold any tax from any sum payable under this Agreement; (c) no Event of Default occurs in respect of either party; and (d) the representations in subparagraphs (a) through (h) of Paragraph 12.1, if made by the transferee branch or the affiliate, immediately after such transfer, would not be incorrect or misleading in any material respect.

7.           Novation, Discharge and Termination of Options.  If a party is the Buyer of an Option and also is the Seller of an Option identical to the first in all material respects (it being understood that Trade Date and Premium details are not material), then both such Options shall be automatically terminated and discharged when all Premiums payable in respect of such Options have been paid in full and no contingent premium obligations remain in effect.  If two Options would be terminated under the preceding sentence but for the fact that they are for different numbers of Underlying Shares then the Option on the lesser number of Underlying Shares shall be terminated and discharged entirely and the Option on the greater number of Underlying Shares shall be discharged and terminated with respect to such lesser number of Underlying Shares and remain in effect to the extent of the excess.

8.           Payments.

8.1.           Except as otherwise provided herein, (a) all payments to be made under this Agreement shall be made on the due date therefor without set-off, deduction or counterclaim in U.S. Dollars (or such other currency as may be set forth in the relevant Confirmation) with respect to any payments required to be made in connection with such Options in same-day freely transferable, cleared funds to (i) in the case of payments to UBS, such bank account as UBS shall have designated in writing, and (ii) in the case of payments to you, the account established at UBS in your name or the name of your nominee and (b) all deliveries of securities to be made under this Agreement shall be made on the due date to the accounts specified in the relevant Confirmation.

8.2.           Notwithstanding Section 8.1, upon a termination of Options pursuant to Paragraph 9.2 (which deals with Default) or Paragraph 10.2 (which deals with Illegality and certain other events), in addition to and not in limitation of any other right or remedy under applicable law, the Non-Defaulting or Non-Affected Party (in either case, “X”) may without prior notice set off any sum or obligation (whether or not arising under this Agreement, whether matured or unmatured, whether or not contingent and irrespective of the currency, place of payment or booking office of the sum or obligation) owed or due by the Defaulting Party or Affected Party (in either case, “Y”) to X or any Affiliate of X against any sum or obligation (whether or not arising under this Agreement, whether matured or unmatured whether or not contingent and irrespective of the currency, place of payment or booking office of the sum or obligation) owed or due by X or any Affiliate of X to Y, and, for this purpose, may convert one currency into another at a market rate determined by X.  If any sum or obligation is unascertained, X may in good faith estimate that sum or obligation and set off in respect of that estimate, subject to X or Y, as the case may be, accounting to the other party when such sum or obligation is ascertained.

8.3         All payments are to be made without deduction or withholding for any tax whatsoever.  If either party is compelled by law to deduct or withhold any tax from any sum payable under the terms of this Agreement, the sum payable shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the receiving party receives a net sum equal to the sum it would have received if no such deduction or withholding had been made; provided that, for the avoidance of doubt, a receiving party shall not be entitled to receive any additional payment as described above in respect of (i) any tax which is not a withholding tax and is imposed on its net profits or gains and (ii) any tax which is imposed as a result of any breach by the receiving party of its obligations under Section 12.8.

If either party does not pay any sum payable under this Agreement when due, it shall pay to the other party on demand interest on the overdue sum, from the date such sum was due up to and including the date it is received by the other party, at the applicable Default Rate.

9.           Default.

9.1.           If one or more of the following events, as applicable, shall occur with respect to a party or any Specified Entity, such event shall constitute an event of default (an “Event of Default”) with respect to such party (the party in default (or whose Specified Entity is in default) being hereafter referred to as the “Defaulting Party” and the party not in default as the “Non-Defaulting Party”):

(a)         such party fails to make any payment or delivery to the other party required in respect of any Option within three Business Days, in respect of a payment, or three Exchange Business Days, in respect of a delivery, after the due date therefor;

(b)         such party fails to comply with any other obligation owed to the other party under this Agreement within five Business Days of the Non-Defaulting Party giving it notice requiring it to comply;

(c)         any representation or warranty of such party under this Agreement or any other agreement with or to the other party proves to have been false or misleading in any material respect when made or repeated or when deemed to be made or repeated;

(d)         such party or Specified Entity suffers any Specified Indebtedness in an aggregate amount greater than the Threshold Amount to become, or to become capable of being declared, due and payable prior to its stated maturity by reason of a default, event of default or other similar condition or event (however described) or if any such indebtedness shall not be paid when due (after allowing for any applicable grace period), or if any encumbrance granted by such party becomes enforceable; provided, however, that it shall not constitute an event of default hereunder if, as demonstrated to the reasonable satisfaction of the other party, if the failure to pay such indebtedness when due (i) is a failure to pay caused by an error or omission of an administrative or operational nature; (ii) funds were available to such party to enable it to make the relevant payment when due and (iii) such payment is made within three Business Days following receipt of written notice from an interested party of such failure to pay;

(e)         such party consolidates or amalgamates with or merges into or transfers all or substantially all its assets to another entity and at the time of such consolidation, amalgamation, merger or transfer the resulting, surviving or transferee entity fails to assume all the obligations of such party under this Agreement by operation of law or pursuant to an agreement satisfactory to the other party;

(f)         such party or Specified Entity (i) is dissolved (other than pursuant to a consolidation, amalgamation or merger) or, if such party is a limited partnership, is terminated; (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debt as they become due; (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (iv) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (v) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (vii) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (viii) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (vii) (inclusive); or (ix) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts;

(g)         such party fails to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with the Security Agreement if such failure is continuing after any applicable grace period has elapsed; or

(h)         an event of default (however named) applicable to the Counterparty occurs and is continuing under any loan agreement, credit agreement, financing agreement, letter of credit reimbursement agreement or any other agreement pursuant to which UBS, or any branch or affiliate, has advanced funds, extended credit or provided financial accommodations to the Counterparty.

9.2.           Upon notice to the Defaulting Party from the Non-Defaulting Party at any time following an Event of Default, the Non-Defaulting Party shall have the right to designate a day not earlier than the day such notice is effective as the date on which all, but not less than all, outstanding Options shall be terminated and liquidated in the manner set forth below (the “Early Termination Date”).

If the Non-Defaulting Party designates an Early Termination Date, a settlement amount (the “Settlement Amount”) due from each party, calculated in accordance with either (a) or (b) below at the Non-Defaulting Party’s election, shall be determined by the Non-Defaulting Party and shall be payable by such party to the other party:

(a)         the sum of (i) with respect to each Option sold by such party, the current market premium for an equivalent option, (ii) with respect to each Option purchased by such party, any unpaid Premium and interest thereon as provided herein and (iii) any other amounts due and payable by such party to the other party hereunder, together with any interest thereon as may be provided herein (collectively, the “Unpaid Amounts”); or

(b)         the sum of the other party’s total losses (or gains, in which case expressed as a negative number), costs and expenses (including without limitation any loss or cost incurred as a result of terminating, liquidating, obtaining or reestablishing any hedge or related trading position, but excluding expenses provided for in Section 9.5) incurred in covering its obligations with respect to all terminated Options.

The Settlement Amount so calculated which the Non-Defaulting Party owes to the Defaulting Party, if any, shall be netted against the Settlement Amount so calculated which the Defaulting Party owes to the Non-Defaulting Party, if any, to determine a single liquidated amount due from one party to the other.

9.3.           Any net amount payable pursuant to the provisions of Paragraph 9.2 above shall be paid on the Business Day next following the Early Termination Date.  Any amounts owed but not paid when due under this Paragraph 9.3 shall bear interest at the Default Rate for the period from and including the day due to and excluding the day on which such amount is paid.

9.4.           Without prejudice to the foregoing, so long as a party shall be in default in payment or performance to the other party under this Agreement, the other party may, at its election (but, in the case of any Option securing another obligation of such party, only with the prior consent of the party secured thereby) and without penalty, suspend its obligation to perform under this Agreement.

9.5.           The Defaulting Party shall pay to the Non-Defaulting Party all reasonable out-of-pocket expenses (including fees and disbursements of counsel and time charges of legal advisers who may be employees of the Non-Defaulting Party) incurred by the Non-Defaulting Party in connection with any enforcement and protection of its rights under this Agreement as a result of the occurrence of an Event of Default, including, but not limited to, costs of collection.

9.6.           The parties agree that the amounts recoverable under this Paragraph 9 are a reasonable pre-estimate of loss and not a penalty.  Such amounts are payable for the loss of bargain and the loss of protection against future risks and, except as otherwise provided in this Agreement, neither party will be entitled to recover any additional damages as a consequence of such losses.

9.7.           You agree to promptly notify UBS of any occurrence or condition that constitutes an Event of Default or an event which with the giving of notice or the passage of time (or both) would become an Event of Default.

9.8.           The Non-Defaulting Party’s rights under this Paragraph 9 shall be in addition to, and not in limitation or exclusion of any other rights which the Non-Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights it has under Paragraphs 8.1 and 8.2.

10.           Taxation, Illegality and Other Events.

10.1.           If (a) a party (the “Affected Party”) (i) is required to pay additional amounts in respect of an Option pursuant to Paragraph 8.3; or (ii) determines that its performance under an Option has become unlawful in whole or in part as a result of compliance in good faith by the Affected Party with any law, rule, regulation, judgment, order or directive of any governmental, administrative, legislative or judicial authority, (b) a Termination Event occurs with respect to the Counterparty (in which case the Counterparty shall be the “Affected Party”), then in each such case, the Affected Party (or the Affected Party’s personal representative) shall give notice thereof to the other party (the “Non-Affected Party”) and the parties shall promptly negotiate in good faith for a period of 30 days after the giving of such notice (or such shorter period as the Affected Party may deem reasonable under the circumstances prevailing) with a view, in the case of an event described in subparagraph (a), to finding a satisfactory alternative method of payment or performance to avoid such payment of additional amounts or so that such illegality ceases to exist, and in the case of an event described in subparagraph (b), to agreeing on an alternative arrangement satisfactory to UBS.

10.2.           If the parties fail to agree on a satisfactory alternative method of payment or performance or a satisfactory alternative arrangement within the period specified above, then either party may, by giving notice in writing to the other party, designate the date on which such notice is given as an Early Termination Date with respect to all outstanding Options (or, in the case of an event described in Section 10.1(a), each Option affected by such event (an “Affected Transaction”)).  The parties’ damages, if any, in respect of such an Early Termination Date shall be determined in the manner set forth in subparagraphs (a) and (b) of Paragraph 9.2 (the Affected Party being deemed the Defaulting Party for such purpose), and the resulting aggregate payment obligations computed for each party shall be netted together to a single liquidated amount payable by one party to the other.  Such amount, if any, shall be paid by the appropriate party on the Business Day following the cancellation.

10.3.           If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an event described in Paragraph 10.1(a)(ii) or (b) above, it will be treated as provided under Paragraph 10.1 and will not constitute an Event of Default.

11.           Market Disruption.  If there is a Market Disruption Event on any day that otherwise would have been the Valuation Date for a cash-settled Option (the “Original Date”), then UBS will notify the Counterparty as soon as reasonably practicable, and the Valuation Date for that Option shall be the first succeeding Exchange Business Days on which there is no Market Disruption Event, provided that if there is a Market Disruption Event on each of the five Exchange Business Days immediately following the Original Date, the fifth Exchange Business Day immediately following the Original Date shall be the Valuation Date, and UBS will determine the Reference Price on the basis of UBS’s good faith estimate of the market value of the relevant security at the Valuation Time on such fifth Exchange Business Day.

12.           Representations, Warranties and Agreements.

12.1.           Each party hereby represents and warrants to and for the other party, which representations and warranties shall be deemed repeated on each Trade Date for an Option, as follows:

(a)         if it is not a natural person, it is duly organized and validly existing under the laws of the place of its incorporation or formation;

(b)         if it is not a natural person, it has the power to execute and deliver this Agreement and to enter into transactions in Options as contemplated hereby and to perform its obligations under this Agreement and any Options and has taken all action necessary to authorize such execution and delivery and performance of such obligations, and if it is a natural person, it has legal capacity to make a contract, is not a minor and has not been adjudged incompetent;

(c)         the execution and delivery of this Agreement and entry into Options by it and the performance of its obligations hereunder and thereunder do not and will not violate or conflict with (i) any law, rule or regulation applicable to it, (ii) any provisions of its constitutive documents, (iii) any corporate policy of the issuer of any Option or any other rule or regulation of the issuer applicable to such party; (iv) any order or judgment of any court or other agent of government applicable to it or any of its assets or any agreement or contractual restriction binding on or affecting it or any of its assets, including without limitation any agreement between such party and (A) the issuer of the Underlying Shares, (B) any underwriter in respect of the Underlying Shares or (C) shareholders of the issuer of the Underlying Shares;

(d)         all authorizations of and exemptions, actions and approvals by, and all notices to or filings with, any governmental or other authority that are necessary to enable it to enter into and perform its obligations under this Agreement and any outstanding Options have been obtained or made and are in full force and effect and all conditions of any such authorizations, exemptions, actions or approvals have been complied with as of the Trade Date of each Option entered into pursuant to this Agreement;

(e)         this Agreement and each Option entered into hereunder constitutes the legal, valid and binding obligation of such party enforceable against such party in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the principle that the availability of equitable remedies is subject to the discretion of the court before which any proceeding for such remedies may be brought);

(f)         no event has occurred or circumstances arisen which constitutes, or with the giving of notice or the passage of time (or both) would become, an Event of Default (as defined hereunder or in the Security Agreement without regard to the application of Paragraph 10.3 herein) in respect of such party;

(g)         it is not required to deduct or withhold any taxes with respect to any payment which is or could be required to be made by it pursuant to this Agreement or any Option;

(h)         there is not pending or, to its knowledge, threatened against it any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator to draw into question, or that is likely to affect, the legality, validity or enforceability against it of this Agreement or any outstanding Option or its ability to perform its obligations under this Agreement or any outstanding Option; and

(i)         all information that it has furnished to the other party in any document delivered in connection with this transaction is, as of the date of the information (and as of the date hereof unless otherwise specified), true, accurate and complete in every material respect.

In making the representation contained in clause (g) above, such party may rely on the accuracy of any representations made by the other party pursuant to and the satisfaction of the agreement contained in Section 12.8 of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 12.8 of this Agreement.

12.2.           Each party represents and warrants to the other party, which representations and warranties shall be deemed repeated on each Trade Date for an Option, that:

(a)         it is acting for its own account;

(b)         it has made its own independent decision to enter into this Agreement, including any Option, and any related investment, hedging and trading decisions and has made the decision as to whether this Agreement, including any Option, is appropriate and proper for it (including with respect to the suitability of any Option and the competitiveness of the rates, prices or amounts and other terms of each Option) based upon its own judgment and upon such advice from legal, regulatory, tax, business, financial, accounting or other advisors as it has deemed necessary;

(c)         it is not relying on any communication (written or oral) of the other party or of the Agent as investment advice or as a recommendation to enter into this Agreement, including any Option, it being agreed that information and explanations related to the terms and conditions of this Agreement including any Option shall not be considered investment advice or a recommendation to enter into this Agreement including any Option;

(d)         it has not received from the other party or the Agent any assurance or guarantee as to the expected results of this Agreement including any Option;

(e)         it is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of this Agreement, including any Option;

(f)         it is capable of assuming, and assumes, the financial and other risks of this Agreement, including any Option; and

(g)         it acknowledges that neither the other party nor the Agent is acting as a fiduciary or an advisor for it in respect of this Agreement, including any Option.

12.3.           At the time of each delivery, if any, of Underlying Shares pursuant to exercise of an Option, all securities so delivered shall be in good deliverable form and the delivering party will be deemed to represent and warrant to the other party at and as of such time that:

(a)           it is the legal and beneficial owner of such Underlying Shares, free and clear of all liens, charges, equities, preemptive rights, security interests, encumbrances and of all resale restriction whatsoever; and

(b)           it has the right to transfer such Underlying Shares at that time on the terms of this Agreement and the relevant Confirmation.

12.4.           Each party acknowledges that the Options are securities that are subject to the Securities Act of 1933, as amended (the “1933 Act”).  Each party makes the following representations, warranties and covenants, and such representations, warranties and covenants shall remain in full force and effect whenever such party shall enter into an Option, exercise an Option, or make any settlement relating to an Option:

(a)           it is entering into the Option for its own account as principal, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Option entered into hereunder;

(b)           it acknowledges its understanding that the offer and sale of any Option is intended to be exempt from registration under the 1933 Act, by virtue of Section 4(2) of the 1933 Act.  In furtherance thereof, it represents and warrants that (i) it has the financial ability to bear the economic risk of its investment, and (ii) it qualifies as an “accredited investor” as that term is defined in Regulation D under the 1933 Act;

(c)           it has been given the opportunity to ask questions of, and receive answers from, the other party concerning the terms and conditions of the Option and has been given the opportunity to obtain such additional information necessary in order for it to evaluate the merits and risks of the Option, to the extent the other party possesses such information or can acquire it without unreasonable effort or expense, and it has determined that the Option is a suitable investment for it.  It further represents and warrants that, each time it enters into an Option hereunder, it will be able to bear a loss of its entire investment.  It further understands and agrees that in circumstances where it holds a short position, its risk of loss could be unlimited;

(d)           it represents and warrants that it is not in possession of any material non-public information with respect to any security related to an Option that, under the U.S. federal securities laws, it would have to disclose in advance to a party effecting a purchase or sale of such security;

(e)           it fully understands and agrees that it must bear the economic risk of the Option for the entire time period set forth in the Confirmation; and it understands and agrees that disposition of the Option is restricted under this  Master Agreement, the 1933 Act and state securities laws.  It understands that the Option has not been, and is not intended to be, registered under the 1933 Act or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless registered under the 1933 Act and under the applicable laws of such states, or an exemption from such registration is available.  It understands and agrees that the other party is not obliged to register the Transaction on behalf of it or to assist it in complying with any exemption from registration under the 1933 Act or state securities laws.  It further understands and agrees that the other party is not, and will not be, obliged under any circumstances to enter into or arrange an Option for the purpose of offsetting a particular Option, but may do so in its discretion; and

(f)           nothing contained herein shall require either party  to enter any part or all of an Option offered by the other party. Each party reserves the right to limit the number and amount of Options that the other party, acting by itself or as part of a group, may maintain or acquire through or from it (or any Affiliate of it) at any time.

12.5.           You represent and warrant that:

(a)           you are entering into Options pursuant to this Agreement for the purpose of managing your borrowings or investments, hedging your underlying assets or liabilities or in connection with a line of business, and not for purposes of speculation;

(b)           if you are a limited partnership, we shall be entitled to deal exclusively with the general partner on behalf of the partnership, unless and until we shall have received written notice of a change in the general partner or a delegation of authority by the general partner; and

(c)           if you are a trust or charitable corporation, any Options entered into pursuant to this Agreement will be prudent and appropriate in light of your trust or corporate documentation, financial situation and investment objectives, guidelines and policies.

12.6.           You represent, warrant and agree that you have filed and will undertake to file or cause to be filed with the Securities and Exchange Commission or other governmental, regulatory or self-regulatory authority any and all disclosure documents which may be required or appropriate with respect to any Underlying Shares and any Options, (including but not limited to, filings required pursuant to Rule 144 under the 1933 Act and Sections 13 and 16 of the Securities Exchange Act of 1934) and the information contained in each such filing was or will be true and correct as of the date of such filing.  You also acknowledge that you have received from UBS or its agent, reviewed and fully understand the “Risk Disclosure Statement - Over-the-Counter Derivatives.”

12.7.           Each party agrees and acknowledges:

(a)           that the Agent is acting as agent for both parties for purposes of this Agreement, including any Option that is part of this Agreement;

(b)           that the Agent is not a principal to this Agreement, or any Option, that the Agent may execute this Agreement or the Confirmation for any Option solely in its capacity as agent;

(c)    that the Agent shall have not responsibility or liability (including without limitation by way of guarantee, endorsement, or otherwise) to any party in respect of this Agreement or any Option;

(d)    that it will not proceed against the Agent to collect or recover any obligation owed to it under this Agreement or any Option; and

(e)    that the Agent may rely on the representations, warranties and agreements set forth in this Section 12 of the Master Agreement.

Each of the above representations, warranties and agreements will be correct and complied with in all respects at all times so long as the parties continue to have obligations and duties to each other hereunder as if repeated then, by reference to then existing circumstances.

12.8.           Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement, it will deliver to the other party or, in certain cases to such government or taxing authority as the other party reasonably directs, (i) any forms, documents or certificates relating to taxation specified in the Confirmation; (ii) upon reasonable demand by such other party, any form, document or certificate that may be required or reasonably requested in writing in order to allow such other party to make a payment under this Agreement without any deduction or withholding for or on account of any tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form, document, or certificate would not materially prejudice the legal or commercial position of the party in receipt of such demand) in each case.

13.           Adjustment Provisions.

13.1                      If during the life of any Option any event shall occur that in UBS’s sole judgment has a dilutive or concentrative effect on the theoretical value of the Underlying Shares, or the issuer of the Underlying Shares shall make a distribution in respect of such Underlying Shares, other than an ordinary cash dividend, or the Underlying Shares shall be exchanged for, or otherwise represent a right to receive or obtain securities or any other property (including without limitation cash), or a combination thereof, pursuant to a recapitalization, merger, consolidation or any similar reorganization (any of the foregoing, a “Change”), UBS will determine, in a commercially reasonable manner, whether an adjustment is required to any terms of the Option (including without limitation the Strike Price, number of Underlying Shares or type of property to be delivered by the Buyer of any Put Option or the Seller of any Call Option) to take account of the effect of the Change, and the nature of such adjustment if we conclude that an adjustment is required.  In determining the nature of an adjustment, we will be guided but not bound by the adjustment principles set forth in the By-Laws, Interpretations and Policies of The Options Clearing Corporation and any adjustment that it may make to the terms of any listed options that it issues on such Underlying Shares.  Except as may otherwise be set forth in the Confirmation relating to any Option, UBS will not make any adjustment for an ordinary cash dividend.

13.2           If after the date on which an Option is entered into there is a cash tender offer with respect to the relevant Underlying Shares: (a) where a tender offer is made to all holders of Underlying Shares to tender a portion, and not all, Underlying Shares for consideration consisting only of cash, the Calculation Agent will adjust the Call Strike Price and Put Strike Price and any other terms of the Option in an appropriate manner, to be determined in the discretion of the Calculation Agent; and (b) where a tender offer is made to all holders of Underlying Shares to tender all Underlying Shares for consideration consisting only of cash, the Calculation Agent will designate a day not earlier than the day such tender offer is consummated as an Early Termination Date with respect to such Option, and the calculations prescribed by Section 9 will be made as if the Counterparty was the Defaulting Party; provided that the Valuation Date for such Option will be the date of the announcement of the tender offer.

14.           Notices.  Subject to Paragraph 4, any notice to be given under this Agreement to either UBS or the Counterparty or in respect of any Option shall be in writing and shall be delivered by personal delivery, or sent by prepaid registered or certified first class mail, return receipt requested, or by Federal Express, DHL or other comparable courier with fees prepaid.  Any notice given hereunder shall be deemed to have been effectively given, made or served (a) if sent by mail, seven days after dispatch; or (b) if sent by courier, on the date specified to the courier for delivery.  Any notice given hereunder shall be addressed to the relevant party at its address set forth on the signature page hereto or to such other address as the relevant party shall have given to the other party by notice.

15.           Governing Law and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  In relation to any lawsuit, action or proceeding to enforce this Agreement or arising out of or in connection with this Agreement (“Proceedings”), each party irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in The City of New York and waives any objection to Proceedings in any such court on grounds of improper venue or inconvenient forum.  Such submission shall not affect the right of either party to institute Proceedings in any jurisdiction or preclude either party for instituting Proceedings in any other jurisdiction.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OPTION AND ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO THE OTHER PARTY’S ENTERING INTO THIS AGREEMENT.

16.           Other Provisions.  (a) A failure or delay on the part of either party to enforce any right, power or privilege in respect of this Agreement shall not be construed as a waiver of its rights to do so and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise of that right, power or privilege or the exercise of any other right, power or privilege; (b) this Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when so executed shall constitute one and the same binding agreement between the parties; (c) in the event that any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby; (d) except as expressly provided herein, no waiver, amendment, supplement or other variation of or addition to the terms, conditions or provisions of this Agreement whatsoever shall be valid unless in writing signed by the parties; (e) time shall be of the essence under any Option; (f) the parties agree that each may electronically record all telephonic conversations between trading, operations and marketing personnel of the parties and their Affiliates, agrees to give notice to such personnel of it and its Affiliates that their calls will be recorded, and agrees that in any Proceedings, it will not object to the introduction of such recordings in evidence on the grounds that consent was not properly given; and (g) when used in this Agreement, the terms “it” and “its” shall be deemed replaced with the appropriate masculine or feminine counterparts when used in reference to a natural person, the terms “we” and “us” shall refer to UBS or the Transacting Branch, as appropriate, and the term “you” shall refer to the Counterparty.

17.           Definitions.  (a) In this Agreement, unless the context otherwise requires:

“Affiliate” means (i) with respect to the Counterparty, any entity controlled, directly or indirectly, by the Counterparty; any entity that controls, directly or indirectly, the Counterparty; or any entity under common control with the Counterparty; and, if the Counterparty is a natural person, the spouse of the Counterparty and (ii) with respect to UBS, any subsidiary consolidated for financial reporting purposes in the group financial statements as presented in the Annual Report of UBS.

“Business Day” means (i) in relation to any payment, a day on which commercial banks in the city from which payment is to be made and to which payment is to be made are open for business; (ii) in relation to any delivery of Underlying Shares by book entry, a day on which the party making delivery and the depository on whose books the delivery is to be made are open for business; (iii) in relation to any delivery of Underlying Shares in certificated form, a day on which the Buyer, the Seller and the transfer agent are open for business; and (iv) in all other cases, a day on which commercial banks are open for business in The City of New York;

“Buyer” means the party that is granted an Option;

“Call Option” means a contract between a Buyer and a Seller conferring on the Buyer the right, but not the obligation, within a specified period or on a specified date, either (a) if the Call Option is Physically-Settled, to purchase from the Seller the number of the Underlying Shares specified in the relevant Confirmation at the specified Call Strike Price per Share or (b) if the Call Option is Cash-Settled, to receive payment from the Seller of the Cash Settlement Amount;

"Calculation Agent" means UBS AG, unless otherwise specified in the Confirmation.

“Cash-Settled Option” means an option that is to be settled by payment of the Cash Settlement Amount, rather than by delivery of the Underlying Shares;

“Cash Settlement Amount” means, with respect to any Option,  (i) in relation to a Cash Settled Call Option, an amount in US dollars equal to the result obtained by multiplying (x) the number of Underlying Shares with respect to which such Option is exercised by (y) the amount, if any, by which the Reference Price exceeds the Call Strike Price of such Call Option; and (ii) in relation to a Cash-Settled Put Option, an amount in US dollars equal to the result obtained by multiplying (x) the number of Underlying Shares with respect to which such Option is exercised by (y) the amount by which the Strike Price exceeds the Reference Price;

“Default Rate” means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) of funding the relevant amount plus 1% per annum;

“Exchange” means each exchange or quotation system specified as such for the Underlying Shares in the relevant Confirmation or any successor to such exchange or quotation system, provided, however, that if the specified Exchange ceases to list or otherwise include the Underlying Shares, the parties will negotiate in good faith to agree on another exchange or quotation system (if any) in relation to the Underlying Shares.

“Exchange Business Day” means a day on which the Exchange with respect to a particular Option, and any Relevant Market in relation to such Option, is or, but for the occurrence of a Market Disruption Event, would have been open for trading (other than a day on which trading on such Exchange or Relevant Market is scheduled to close prior to its regular weekday closing time);

“Expiration Date” and “Expiration Time” mean (respectively) the date on, and time of day on that date at, which an Option is to expire, as specified in the relevant Confirmation (or if the date so specified is not an Exchange Business Day, the first following Exchange Business Day), provided, however, that for purposes of determining the Reference Price for an “American” style Option, the Expiration Date and Expiration Time mean (respectively) the first to occur of (i) the date on, and time of day on that date at, which the Buyer is deemed to have notified Seller of exercise of the Option (as specified in Paragraph 4); and (ii) the date on, and time of day on that date at, which an Option is to expire, as specified in the relevant Confirmation (or if the date so specified is not an Exchange Business Day, the first following Exchange Business Day).

“In-the-Money” for purposes of automatic exercise pursuant to Section 4.2 means that (i) in relation to any Call Option, the Reference Price is equal to or greater than 101% of the Strike Price, and (ii) in relation to any Put Option, the Reference Price is less than or equal to 99% of the Strike Price;

“Market Disruption Event” in relation to any Cash-Settled Option means  in respect of the Underlying Shares relating to an Option, the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the Valuation Time of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on (i) the Exchange in the Underlying Shares or (ii) any options contracts relating to the Underlying Shares on any Relevant Market, if, in any such case, such suspension or limitation is, in the determination of UBS, material;

“Normal Trading Day” means an Exchange Business Day on which no Market Disruption Event has occurred or is continuing;

“Option” means a Put Option or a Call Option;

“Physically Settled Option” means an Option to be settled by delivery of the Underlying Shares;

“Premium” means the amount payable by the Buyer to the Seller in consideration of the grant of an Option;

“Put Option” means a contract between a Buyer and a Seller conferring on the Buyer the right, but not the obligation, within a specified period or on a specified date either (a) if the Put Option is to be settled by delivery, to sell to the Seller the number of the Underlying Shares specified in the relevant Confirmation at the specified Put Strike Price or (b) if the Put Option is to be cash settled, to call for payment by the Seller of the Cash Settlement Amount;

“Reference Price” means (i) in relation to an Option to be settled by physical delivery, the price per share of the Underlying Shares at the Expiration Time on the Expiration Date, as determined by UBS in a commercially reasonable manner, and (ii) in relation to an Option to be cash settled, the price per share of the Underlying Shares at the Valuation Time on the Valuation Date, determined as specified in the Confirmation, or if not specified in the Confirmation, as determined by UBS in a commercially reasonable manner;

“Relevant Market” means (a) in relation to any Option each Exchange or other market specified as such in the Confirmation, (b) in relation to any Underlying Shares, for purposes of Paragraph 5 or for purposes of determining Trading Days, the Exchange or other market specified as such in the Confirmation on which such shares are primarily traded, provided that if no such Exchange or market is so specified, the Relevant Market will be the stock exchange(s) or recognized securities market(s) on which such shares are primarily traded; and (c) in relation to any exchange-traded option contract on any Underlying Shares for purposes of determining if a Market Disruption has occurred, the Exchange or other market specified as such on which such option contracts are traded;

“Seller” means the party that grants an Option;

“Settlement Date” means the third Exchange Business Day following the date of exercise, unless (with respect to a Physically-Settled Option only) a Settlement Disruption Event prevents the delivery of Underlying Shares as required by the terms of such Option on such day, in which case the Settlement Date shall be the first succeeding day on which Underlying Shares can be delivered through the Clearance System;

“Settlement Disruption Event” means an event beyond the control of the parties as a result of which the relevant Clearance System cannot clear the transfer of Underlying Shares;

“Specified Entity” in relation to a party means each entity, if any, specified as such in relation to that party on the signature page hereof;

“Specified Indebtedness” means, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) for the payment or repayment of money;

“Strike Price” (or “Call Strike Price” or “Put Strike Price”) means the price or amount per share of the Underlying Shares specified, or determined as provided, in the Confirmation;

“Threshold Amount” means (i) with respect to us, 2% of “Total Capital and Reserves” of UBS as shown on the most recent annual audited financial statements of UBS; and (ii) with respect to you or any Specified Entity, the lesser of U.S. Dollars 100,000 or 2% of the net worth, net asset value or stockholder’s equity (as the case may be) of you or the relevant Specified Entity as shown on the most recent annual audited financial statements;

“Termination Event” means the following:  (a) if the Counterparty is an individual, the death, disability or other incapacity of the Counterparty which, in the sole determination of UBS, could prevent or materially impair the Counterparty’s ability to perform his or her obligations under this Agreement; (b) if the Counterparty is a trust, (i) the resignation of the trustee of the trust, or if an individual, the death, disability or other incapacity of such individual, which, in the sole determination of UBS, could prevent the trustee from acting in a prudent, timely and effective manner or (ii) the trust is revoked, in whole or in part, or terminated, or there is a distribution of trust assets that materially affects the trust’s ability to perform its obligations under this Agreement; or (c) if the Counterparty is a limited partnership, (i) the death, disability or other incapacity of the general partner of the partnership or the resignation or removal of the general partner as the general partner of the partnership; (ii) a modification or termination of the power or authority of the general partner, (iii) an event described in Paragraph 9.1(g) of this Agreement occurs in respect of the general partner of a partnership; or (iv) a partnership makes a distribution of its assets or redeems any limited partnership interests, if immediately following such action the creditworthiness of the partnership, in the sole determination of UBS, is materially weaker than immediately prior to such action;

“Trade Date” means the date on which the parties enter into an Option;

“Trading Day” means a day on which the Relevant Market is open for business;

“Underlying Shares”, in respect of any Option, means the shares or other securities specified as such in the relevant Confirmation;

“Valuation Date” in relation to a cash-settled Option means the date on which the Option is (or, in the case of automatic exercise, is deemed to be) exercised if that date is an Exchange Business Day, or otherwise the following Exchange Business Day, in either case subject to the provisions for Market Disruption Events in Paragraph 11; and

“Valuation Time” in relation to any Option, means the time specified as such in the relevant Confirmation.

(b) Each of the following terms is defined in the Paragraph set forth opposite such term:

Term	Paragraph
“Affected Party”	10.1
“Affected Transaction”	10.2
“Agent”	Preamble
“Agreement”	Preamble
“Change”	13.1
“Confirmation”	2
“Counterparty”	Preamble
“Defaulting Party”	9.1
“Early Termination Date”	9.2
“Event of Default”	9.1
“Non-Affected Party”	10.1
“Non-Defaulting Party”	9.1
“Options”	Preamble
“Original Date”	11
“Proceedings”	15
“Representation Letter”	Preamble
“Security Agreement”	Preamble
“Settlement Date”	5.1
“Trade Summary”	2
“Transacting Branch”	Preamble
“Unpaid Amounts”	9.2
“1933 Act”	12.4

[signature page follows]

Yours faithfully,

UBS Securities LLC

By:	/s/ Jennifer Van Nest	By:	/s/ Samuel Benelbas
	Name: Jennifer Van Nest		Name: Samuel Benelbas
	Title: Executive Director		Title: Associate Director, UBS Investment Bank

UBS AG, London Branch

By:	/s/ Gordon S. Kiesling	By:	/s/ Sergio Breton
	Name: Gordon S. Kiesling		Name: Sergio Breton
	Title: Executive Director and Counsel		Title: Director
	Region Americas Legal		Region Americas Legal

Address for Notices:

UBS Securities LLC
1285 Avenue of the Americas, 8th Floor
New York, NY 10019
Attention:  Strategic Equity Solutions Group

With a copy to:

UBS Securities LLC
677 Washington Blvd.
Stamford, CT 06901
Attention:  Legal and External Affairs

Accepted and agreed to:

Salt Pond Holdings LLC

/s/ William C. Erbey	May 1, 2015
By: William C. Erbey	Date
Title: President and CEO
Address: PO Box 25437
Christiansted, VI 00824